UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR

13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Cryoport, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

229050 125

(CUSIP Number of Class of Securities)

Robert Stefanovich

Chief Financial Officer

17305 Daimler Street

Irvine, CA 92614

(949) 470-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Anthony Ippolito, Esq.

Snell & Wilmer L.L.P.

600 Anton Boulevard, Suite 1400

Costa Mesa, California 92626

(714) 427-7000

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(2)
$4,169,995	$419.92

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer by the issuer to holders of its $3.57 original warrants to exchange such original warrants for (i) an equal number of $1.50 new warrants of the issuer, conditioned upon the immediate exercise of such new warrants, and (ii) one $3.00 supplemental warrant of the issuer for every four new warrants exercised. In addition, the issuer is seeking stockholder approval of the offer in order to comply with Nasdaq Listing Rule 5635(d). If stockholder approval of the offer is obtained, then the issuer will be authorized to issue up to 7,067,788 shares of common stock upon exercise of the new warrants. The transaction valuation is calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. The transaction valuation assumes that the issuer obtains stockholder approval of the offer and all 7,067,788 outstanding original warrants are tendered in the offer, and was determined using $0.59 per original warrant, which represents the average of the high and low sales price of the issuer’s original warrants on August 9, 2016, as reported by the NASDAQ Capital Market.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11, equals the transaction valuation multiplied by .0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $419.92      Filing Party: Cryoport, Inc.

Form or Registration Number: 005-85385      Date Filed: August 11, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Cryoport, Inc., a Nevada corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 11, 2016, as amended by Amendment No. 1, as filed with the SEC on August 30, 2016 (as amended, the “Schedule TO”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the Company’s offer to holders of the Company’s outstanding warrants to purchase one share of common stock at an exercise price of $3.57 per share (the “Original Warrants”) to exchange such Original Warrants for (1) an equal number of warrants to purchase one share of common stock at an exercise price of $1.50 per share (the “New Warrants”), conditioned upon the immediate exercise of such New Warrants, and (2) one warrant to purchase one share of common stock at an exercise price of $3.00 per share for every four New Warrants exercised.

Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 2 amends and supplements only the items of the Schedule TO that are being amended and supplemented hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 2 should be read in conjunction with the Schedule TO and the related exhibits included therein, as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used herein but not otherwise defined have the meanings set forth in the Schedule TO.

Item 1.	SUMMARY TERM SHEET.

The information set forth in Item 4 below is incorporated herein by reference.

Item 4.	TERMS OF THE TRANSACTION.

This Amendment No. 2 amends and supplements Items 1 and 4 of the Schedule TO as follows:

Extension of the Offer

The Company is extending the expiration date of the Offer until 5:00 p.m., Eastern Time on October 14, 2016, unless further extended. The Offer had been previously scheduled to expire at 5:00 p.m., Eastern Time on September 23, 2016. Throughout the Schedule TO, the Offer Letter/Prospectus and the other Offering Materials (as defined in the Offer Letter/Prospectus), all references to the expiration date of the Offer are hereby amended to extend the expiration date of the Offer until 5:00 p.m., Eastern Time on October 14, 2016.

Item 12.	EXHIBITS.

This Amendment No. 2 amends and restates Item 12 of the Schedule TO as follows:

The following are exhibits to this Schedule TO:

(a)	(1)(A) Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-4 filed on August 11, 2016)

(1)(B) Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 of the Company’s Registration Statement on Form S-4 filed on August 11, 2016)

(1)(C) Form of Letter to Warrantholders of Record (incorporated by reference to Exhibit 99.3 of the Company’s Registration Statement on Form S-4 filed on August 11, 2016)

(1)(D) Form of Letter to Brokers and Other Nominee Holders (incorporated by reference to Exhibit 99.4 of the Company’s Registration Statement on Form S-4 filed on August 11, 2016)

(1)(E) Form of Letter to Clients of Brokers and other Nominee Holders (incorporated by reference to Exhibit 99.5 of the Company’s Registration Statement on Form S-4 filed on August 11, 2016)

(1)(F) Letter to Original Warrant holders, dated August 30, 2016*

(4)(A) Offer Letter/Prospectus, dated August 30, 2016 (incorporated by reference to the Company’s Amendment No. 1 to the Registration Statement on Form S-4 filed on August 30, 2016)

(5)(A) Form of New Warrants issued in connection with the Offer (incorporated by reference to Annex A of the Company’s Registration Statement on Form S-4 filed on August 11, 2016)

(5)(B) Form of Warrant for Emergent Financial Group, Inc., as solicitation agent for the Offer*

(5)(C) Form of Warrant Agreement relating to the Supplemental Warrants (including the Form of Supplemental Warrant certificate), by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.19 of the Company’s Registration Statement on Form S-4 filed on August 11, 2016)

(5)(D) Current Report on Form 8-K announcing extension of the expiration date of the Offer (incorporated by reference to the Company’s Current Report on Form 8-K filed on September 23, 2016)

(b)	Not applicable.

(d)	(1) Solicitation Agency Agreement, dated August 11, 2016, by and between the Company and Emergent Financial Group, Inc.*

(2) Letter Agreement, dated August 11, 2016, by and between the Company and Jerrell W. Shelton*

(3) Letter Agreement, dated August 11, 2016, by and between the Company and Dr. Robert Hariri*

(4) Form of Warrant Agreement relating to the Original Warrants (including the Form of Original Warrant certificate issued in connection with public offering of Units), by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.28 of the Company’s Amendment No. 4 to Registration Statement on Form S-1 filed on June 22, 2015)

(5) Exhibit (a)(5)(C) is incorporated by reference

(6) Amendment to Solicitation Agency Agreement, dated August 29, 2016, by and between the Company and Emergent Financial Group, Inc.*

(g)	None.

(h)	Legal Opinion of Snell & Wilmer L.L.P. as to certain tax matters (incorporated by reference to Exhibit 8.1 of the Company’s Registration Statement on Form S-4 filed on August 11, 2016)

* Previously filed.

Item 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRYOPORT, INC.

By:	/s/ Robert Stefanovich
Name:	Robert Stefanovich
Title:	Chief Financial Officer

Date: September 26, 2016